UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             eFunds Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                28224R 10 1
--------------------------------------------------------------------------------
                               (CUSIP Number)


                             December 29, 2000
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

  [ ] Rule 13d-1(b)
  [ ] Rule 13d-1(c)
  [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5


                                  SCHEDULE 13G

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CUSIP NO.  28224R 10 1
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   1       NAMES OF REPORTING PERSONS:   Deluxe Corporation
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
           41-021680
--------- ----------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
   3       SEC USE ONLY

--------- ----------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           Minnesota
--------- ----------------------------------------------------------------------
                        5      SOLE VOTING POWER

                                                  0*
      NUMBER OF     --------- --------------------------------------------------
       SHARES           6      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                    0
       EACH         --------- --------------------------------------------------
     REPORTING          7      SOLE DISPOSITIVE POWER
    PERSON WITH
                                                  0
                    --------- --------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                                                  0
--------- ----------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           0*
--------- ----------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES
                                                                           [ ]
--------- ----------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           0% **

--------- ----------------------------------------------------------------------
   12      TYPE OF REPORTING PERSONS
           CO

--------------------------------------------------------------------------------

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                                                                     Page 3 of 5

ITEM 1.

         (a)      Name of Issuer: eFunds Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  7272 East Indian School Road, Scottsdale, Arizona 85261

ITEM 2.

         (a)      Name of Person Filing: Deluxe Corporation

         (c)      Address of Principal Business Office or, if none, Residence:

                  3680 Victoria Street North, Shoreview, Minnesota 55126

         (c)      Citizenship: Minnesota

         (d) Title of Class of Securities: Common Stock, par value $.01 per share

         (e)      CUSIP Number: 248019 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. 240.13d-1(b) OR SS. 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act.

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act.

         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act.

         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940.

         (e)      [ ]      An investment adviser in accordance with ss.
                           240.13(d)-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with ss. 240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with ss. 240.13d-1(b)(ii)(G);

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940;

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                                                                     Page 4 of 5


         (j)      [ ]      Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J);

ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned: 0*

         (b)      Percent of Class: 0%**

         (c)      Number of shares as to which the person has:

                  (i)      sole power to vote or to direct the vote: 0

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of: 0

                  (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10. CERTIFICATION

         N/A

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                                                                     Page 5 of 5


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Anthony C. Scarfone
                                       -----------------------------------------
                                       Anthony C. Scarfone
                                       Senior Vice President,
                                       General Counsel and Secretary
Date: February 1, 2001




* On November 30, 2000, Deluxe's board of directors declared a distribution of all 40,000,000 shares of eFunds common stock owned by Deluxe to holders of Deluxe common stock as of 5:00 p.m., Central Standard Time, on December 11, 2000. The distribution was completed at the close of business, on Friday, December 29, 2000. As of the date hereof, Deluxe beneficially owns no shares of eFunds common stock.

** All calculations are based on 45,500,000 shares of eFunds Corporation common stock outstanding as of December 29, 2000.